Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 5, 2023

Registration Statement No. 333-272130

Supplementing the Prospectus Supplement and Prospectus, each dated May 22, 2023

John Deere Capital Corporation

$1.0 billion 4.700% Senior Notes Due June 10, 2030

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series I
Issue Size:	$1.0 billion
Trade Date:	June 5, 2023
Settlement Date (T+3):	June 8, 2023
Maturity Date:	June 10, 2030
Benchmark Treasury:	3.750% due May 31, 2030
Benchmark Treasury Yield
and Price:	3.765%; 99-29
Spread to Treasury:	+95 basis points
Reoffer Yield:	4.715%
Coupon:	4.700%
Coupon Payment Dates:	Semi-annually on June 10 and December 10, commencing on December 10, 2023 (long first coupon) and ending on the Maturity Date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.911% plus accrued interest from June 8, 2023
Gross Spread:	0.420%
Net Proceeds (%):	99.491% plus accrued interest from June 8, 2023
Net Proceeds ($):	$994,910,000 plus accrued interest from June 8, 2023
CUSIP / ISIN:	24422EWZ8 / US24422EWZ86
Joint Book-Running Managers:	Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

TD Securities (USA) LLC

Co-Managers:	BBVA Securities Inc.

BNP Paribas Securities Corp.

Commerz Markets LLC

Loop Capital Markets LLC

Santander US Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533 and TD Securities (USA) LLC toll-free at 1-855-495-9846.

Notice to Prospective Investors in Israel

The prospectus supplement and the accompanying prospectus do not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Securities Law”), and have not been filed with or approved by the Israel Securities Authority. In Israel, the prospectus supplement and the accompanying prospectus are being distributed only to, and are directed only at, and any offer of the notes is directed only at (i) a limited number of persons in accordance with the Securities Law and (ii) investors listed in the first addendum (the “Addendum”), to the Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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